Exhibit 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Three Months Ended	Three Months Ended
	September 30, 2001	September 30, 2000

BASIC:
Weighted average number of common shares outstanding	8,171	8,010

Net income allocable to common shareholders	$2,153	$1,470

Net income per common share — basic	$0.26	$0.18

DILUTED:
Weighted average number of common shares outstanding	8,171	8,010
Weighted average common stock equivalents — Dilutive options	448	560

Weighted average number of common shares outstanding	8,619	8,570

Net income allocable to common shareholders	$2,153	$1,470

Net income per common share — diluted	$0.25	$0.17